Exhibit 99.1

Integral Appoints Eli Dusenbury as Chief Financial Officer

EVANSVILLE, IN February 10, 2017  Integral Technologies, Inc. (OTCBB:ITKG) ("Integral or Company"), maker of the ElectriPlast™ line of electrically conductive resins, announced today the appointment of Mr. Eli Dusenbury (CPA, CA) as Chief Financial Officer (“CFO”) effective February 10, 2017. Mr. Dusenbury is succeeding Mr. W. Bartlett Snell who resigned from the company at the end of his agreement. Mr. Snell’s resignation is not in connection with any disagreement or dispute with the Company.

Mr. Dusenbury is currently the Controller for the Company. He has extensive experience in public accounting providing assurance services to both public and private sector clients reporting in Canada and the U.S., over a broad range of industries, including but not limited to: technology, agriculture, engineering, mining & exploration, manufacturing and financing. As CFO, Mr. Dusenbury will be responsible for ensuring that the finances of the organization can support Company growth as it capitalizes on the global opportunity for its ElectriPlast line of conductive plastics and ensure the timely filing of the Company’s financial reports. Mr. Dusenbury obtained his Chartered Professional Accountant designation in 2011, and holds a BBA in business and accounting from Capilano University.

"Eli’s work for us as Controller has been excellent and we are fortunate to have him as our CFO," said Doug Bathauer, Integral’s CEO. "His accounting and auditing experience with public companies will be an asset to us during our transition to a commercial-stage company." On behalf of the board of directors, Mr. Bathauer thanks Mr. Snell for his service to the company.

About Integral Technologies, Inc.

Integral Technologies Inc. (OTC-BB: ITKG)  and wholly owned subsidiary ElectriPlast Corp, engage in the discovery, development, and commercialization of electrically conductive hybrid plastics used primarily as raw materials in the production of industrial, commercial and consumer products and services worldwide. Its core material, ElectriPlast®, is a non-corrosive, electrically conductive resin-based material whose properties allow it to be molded into any of the infinite shapes and sizes associated with plastics, rubbers and other polymers while reducing component weight by 40 to 60%. Integral is a leader in conductive hybrid plastics with a broad Intellectual Property portfolio referencing its ElectriPlast technology. Applications for ElectriPlast include: Shielding Wire, Power Electronics, Connectors, and Cables; Shielding, Conduction, Batteries, Semiconductors, Heated Elements, Sensors, Antennas, Medical Devices, Consumer Electronics and Acoustics, Fuses, Capacitors, Resistors, RFID, Bus bars and Terminals.